1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC March 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – April 10, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for March 2014: On a consolidated basis, revenues for March 2014 were approximately NT$49.96 billion, an increase of 6.7 percent from February 2014 and an increase of 13.2 percent over March 2013. Revenues for January through March 2014 totaled NT$148.22 billion, an increase of 11.7 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

	(Unit: NT$ million)
Period	March 2014	February 2014	M-o-M Increase (Decrease) %	March 2013	Y-o-Y Increase (Decrease) %	January to March 2014	January to March 2013	Y-o-Y Increase (Decrease) %
Net Revenues	49,956	46,829	6.7	44,134	13.2	148,215	132,755	11.7

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

April 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March, 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Mar.	Net sales	49,956,128	44,134,225
Jan.-Mar.	Net sales	148,215,172	132,754,996

2. Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	44,207,023	3,353,130

*	Borrowers include TSMC Solar, and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	211,877,064	45,724,500

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands) :

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	24,772,795	—
	Mark to Market Profit/Loss	(139,591)	—
	Unrealized Profit/Loss	(178,217)	—
Expired Contracts	Notional Amount	121,015,105	40,362,920
	Realized Profit/Loss	80,757	253,326
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,608,389	—
	Mark to Market Profit/Loss	(45,647)	—
	Unrealized Profit/Loss	(65,115)	—
Expired Contracts	Notional Amount	6,326,537	—
	Realized Profit/Loss	(11,050)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	959,560	1,826,266
	Mark to Market Profit/Loss	2,931	4,644
	Unrealized Profit/Loss	6,862	579
Expired Contracts	Notional Amount	1,772,998	4,819,546
	Realized Profit/Loss	8,717	6,029
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	60,754	395,765
	Mark to Market Profit/Loss	138	417
	Unrealized Profit/Loss	375	976
Expired Contracts	Notional Amount	93,633	452,075
	Realized Profit/Loss	544	328
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	49,042,897	—
	Mark to Market Profit/Loss	(5,279,032)	—
	Unrealized Profit/Loss	(5,238,162)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—